UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                             Cavco Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              $.01 Par Common Stock
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                         (Title of Class of Securities)

                                    149568107
                       ----------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

CUSIP NO 149568107                                   Greenhaven Associates, Inc.

                                       13G
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1        NAME OF REPORTING PERSON
         S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Greenhaven Associates, Inc.
         Tax ID #13-3436799

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                     (a) [ ]
                                     (b) [X]

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3        SEC USE ONLY
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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Westchester County, New York, USA

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                           5        SOLE VOTING POWER
Number of
Shares                                      43,025
Beneficially               -----------------------------------------------
owned by                   6        SHARED VOTING POWER
Each
Reporting                                   0
Person With                -----------------------------------------------
                           7        SOLE DISPOSITIVE POWER

                                            43,025
                           -----------------------------------------------
                           8        SHARED DISPOSITIVE POWER

                                            150,640

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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           193,665

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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                     [ ]
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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           6.26%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                           1A

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                                Page 2 of 4 Pages

CUSIP NO 149568107                                   Greenhaven Associates, Inc.

Greenhaven Associates, Inc.

Item 1      (a)   Cavco Industries, Inc.

            (b)   1001 North Central
                  8th Floor
                  Phoenix, AZ 85004

Item 2      (a)   Greenhaven Associates, Inc.

            (b)   Three Manhattanville Road
                  Purchase, New York 10577

            (c)   United States

            (d)   Common Shares

            (e)   CUSIP #149568107

Item 3 Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4      (a)   193,665

            (b)   6.26%

            (c)   (I)      43,025
                  (II)     0
                  (III)    43,025
                  (IV)     150,640

Item 5      NOT APPLICABLE

Item 6 Greenhaven Associates, Inc. (Greenhaven) has investment discretion with respect to the securities to which this statement relates. Greenhaven has sole power to vote to the extent of 43,025 shares. Clients of Greenhaven are the direct owners of all other shares reported as beneficially owned. Such clients have the sole right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of such securities. No such client has an interest that relates to more than 5% of the shares.

Item 7      NOT APPLICABLE

Item 8      NOT APPLICABLE

Item 9      NOT APPLICABLE


                                Page 3 of 4 Pages

CUSIP NO 149568107                                   Greenhaven Associates, Inc.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               July 8, 2003
                                  ------------------------------------------
                                                   (Date)

                                              Chris Wachenheim

                                  ------------------------------------------
                                                (Signature)

                                  Chris Wachenheim, Executive Vice President

                                  ------------------------------------------
                                                (Name/Title)


                                Page 4 of 4 Pages

CUSIP NO 149568107                                   Greenhaven Associates, Inc.